

January 22, 2014

<u>Via E-mail</u>
Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY  10036

>   **Re:    Jos. A. Bank Clothiers, Inc.**
>   **Schedule 14D-9**
>   **Filed January 17, 2014**
>   **File No. 005-55471**

Dear Mr. Schnell:

We have limited our review of your filing to the issues addressed in the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2.  Identity and Background of Filing Person, page 1</u>

1.    You may not disclaim responsibility for your disclosure.  Please revise the last paragraph in this section accordingly.

<u>Reasons for the Recommendation, page 15</u>

2.    Please revise your disclosure to explain how the offer price is inadequate and the offer significantly undervalues the company and its near and long-term potential.

3.    Please revise your disclosure to describe the "clear, stronger path forward" identified by the board for the company and how the company is in an excellent position to deliver "upside benefits and expanding margins."

4.    Revise the first full paragraph on page 17 to clarify that the offer conditions are subject to MW's "reasonable" discretion.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used, page 18

5.       Please revise this section to provide the disclosure required by Item 1009(a) of
         Regulation M-A with respect to Financo and Goldman Sachs.

Cautionary Statement Concerning Forward-Looking Statements, page 26

6.       We note your disclosure that you undertake no obligation to update or revise any
         forward-looking statements.  Please revise to clarify that the company will amend the
         schedule to reflect any material change in the information previously disclosed,
         consistent with the company's obligation under Exchange Act Rule 14d-9(c) and General
         Instruction E to Schedule 14D-9.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company
acknowledging that:

   •     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •     staff comments or changes to disclosure in response to staff comments do not foreclose
         the Commission from taking any action with respect to the filing; and

   •     the company may not assert staff comments as a defense in any proceeding initiated by
         the Commission or any person under the federal securities laws of the United States.

         Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3419 or me at (202)
551-3641 with any questions.

                                              Sincerely,


                                              /s/ Daniel F. Duchovny
                                              Daniel F. Duchovny
                                              Special Counsel
                                              Office of Mergers & Acquisitions